

Mail Stop 3030

June 1, 2018

<u>Via E-mail</u>
Timothy Young
Chief Executive Officer
HyperSolar, Inc.
510 Castillo Street, Suite 320
Santa Barbara, CA 93101

     Re: **HyperSolar, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2017
             File No. 000-54437

Dear Mr. Young:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Russell Mancuso

                   Russell Mancuso
                   Branch Chief
                   Office of Electronics and Machinery

cc: Marcelle Balcombe
       Sichenzia Ross Ference Kesner LLP